UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Madrona IV General Partner, LLC

999 Third Avenue, Suite 3400

Seattle, Washington 98104

(206) 674-3000

Attn: Troy Cichos

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Venture Fund IV, LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Venture Fund IV-A, LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Investment Partners IV, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona IV General Partner, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: OO

CUSIP No.: 77936F103

1.	Name of Reporting Person: Goodrich, Paul B.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Jacobson, Scott
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Jordan, Len
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: McIlwain, Matthew S.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Porter, Tim
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D filed by the Reporting Persons on August 10, 2021 (“Schedule 13D”) as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on October 5, 2021 (“Amendment No. 1” and the Schedule 13D so amended the “Amended Schedule 13D”) with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rover Group, Inc., a Delaware corporation (the “Issuer”), to reflect the receipt by the Reporting Persons on February 26, 2024 of certain shares of Class A Common Stock pursuant to an “earn-out” provision of the Business Combination Agreement described in Item 3, below, and the cancellation of all shares of Class A Common Stock held by the Reporting Persons pursuant to the Merger (as defined below) described in Item 4, below. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The items set forth below in this Amendment No. 2 amend and restate in their entirety such items in the Amended Schedule 13D. Except as otherwise specified in this Amendment No. 2, all items in the Amended Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meaning ascribed to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background

(a)

This statement is being filed jointly by (1) Madrona Venture Fund IV, LP (“MVF IV”); (2) Madrona Venture Fund IV-A, LP (“MVF IV-A”); (3) Madrona Investment Partners IV, LP (“MIP IV”), which is the sole general partner of MVF IV and MVF IV-A; (4) Madrona IV General Partner, LLC (“MGP”), which is the sole general partner of MIP IV; (5) Paul B. Goodrich (“Goodrich”); (6) Scott Jacobson (“Jacobson”); (7) Len Jordan (“Jordan”); (8) Matthew S. McIlwain (“McIlwain”); and (9) Tim Porter (“Porter” and, together with Goodrich, Jacobson, Jordan and McIlwain, collectively, the “Managing Directors” and each individually, a “Managing Director”). Each of the individuals and entities above shall be referred to herein individually as “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of the Reporting Persons is 999 Third Avenue, Suite 3400, Seattle, Washington 98104.

(c)

The principal business of MVF IV and MVF IV-A is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of MIP is to act as the general partner of MVF IV and MVF IV-A. The principal business of MGP is to act as the general partner of MIP. The principal business of each of the Managing Directors is to act as managing directors of MGP and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Attachment A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of MVF IV, MVF IV-A and MIP IV is a Delaware limited partnership. MGP is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On July 30, 2021, pursuant to that certain Business Combination Agreement, dated as of February 10, 2021 (the “Business Combination Agreement”), by and among the Issuer, Fetch Merger Sub, Inc. (“Fetch Merger Sub”) and A Place for Rover, Inc. (d/b/a Rover) (“Legacy Rover”), Fetch Merger Sub merged with and into Legacy Rover with Legacy Rover surviving as a wholly owned subsidiary of the Issuer (the “de-SPAC Merger”). Upon consummation of the de-SPAC Merger (the “de-SPAC Effective Time”), each issued and outstanding share of preferred stock of Legacy Rover that was convertible into a share of common stock of Legacy Rover was canceled and converted into the right to receive 1.0379 shares of Class A Common Stock. As of the de-SPAC Effective Time, the Reporting Persons’ collective holdings of shares of Legacy Rover stock converted into an aggregate of 24,016,697 shares of Class A Common Stock.

On September 29, 2021, the Reporting Persons became entitled to receive an aggregate of 3,384,510 shares of Class A Common Stock pursuant to an “earn-out” provision of the Business Combination Agreement and the satisfaction of Triggering Events I and II as defined therein for no additional consideration.

On November 23, 2021, the Reporting Persons sold an aggregate of 937,291 shares of Class A Common Stock at a price of $10.00 per share in a secondary offering pursuant to a registration statement on Form S-1 (File No. 333-260937) that was declared effective November 18, 2021 by means of a prospectus supplement, dated November 18, 2021. Further, on November 23, 2021, the Reporting Persons conducted an intra-fund transfer of 3,531 shares of Class A Common Stock for no consideration that was exempt under Rule 16a-13.

On February 26, 2024, the Reporting Persons became entitled to receive an aggregate of 423,063 shares of Class A Common Stock pursuant to an “earn-out” provision of the Business Combination Agreement prior to the consummation of the Merger (as defined below) as a Change of Control as defined therein for no additional consideration.

Item 4.	Purpose of the Transaction

On February 27, 2024, pursuant to that certain Agreement and Plan of Merger, dated as of November 29, 2023 (the “Merger Agreement”) by and among the Issuer, Biscuit Parent, LLC (“Parent”), and Biscuit Merger Sub, LLC “Merger Sub”), Merger Sub merged with and into the Issuer with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger (the “Effective Time”), each issued and outstanding share of Class A Common Stock was canceled and converted into the right to receive $11.00 in cash, without interest and subject to applicable tax withholdings (“Merger Consideration”). As of the Effective Time, the Reporting Persons’ collective holdings of 26,886,979 shares of Class A Common Stock converted into the right to receive Merger Consideration.

Following the consummation of the Merger, the Issuer notified The Nasdaq Global Market (“Nasdaq”) that the Merger had been completed and requested that Nasdaq suspend trading of the Class A Common Stock on Nasdaq. The Issuer also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of Common Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Act. As a result, shares of the Class A Common Stock will no longer be listed on Nasdaq. In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the Class A Common Stock under Section 12(g) of the Act and the suspension of the Issuer’s reporting obligations under Section 13 of the Act with respect to all shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons are no longer the beneficial owners of any shares of Class A Common Stock.

(b) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons are no longer the beneficial owners of any shares of Class A Common Stock.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Issuer’s Class A Common Stock within the past 60 days.

(d) Not applicable.

(e) On February 27, 2024, following the consummation of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock outstanding prior to the Merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2024	MADRONA VENTURE FUND IV, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: February 28, 2024	MADRONA VENTURE FUND IV-A, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: February 28, 2024	MADRONA INVESTMENT PARTNERS IV, LP

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: February 28, 2024	MADRONA IV GENERAL PARTNER, LLC

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: February 28, 2024	/s/ Paul B. Goodrich
Paul B. Goodrich

Date: February 28, 2024	/s/ Scott Jacobson
Scott Jacobson

Date: February 28, 2024	/s/ Len Jordan
Len Jordan

Date: February 28, 2024	/s/ Matthew S. McIlwain
Matthew S. McIlwain

Date: February 28, 2024	/s/ Tim Porter
Tim Porter

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.